BCW SECURTIES, LLC

ANNUAL REPORT

Pursuant to Rule 17a-5(d) of

The Securities Exchange Act of 1934

SEC File No. 8-67685

FOR THE YEAR ENDED DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Green Farms Road, Suite 200
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kris Goldbach (704) 763-6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Bernegger _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BCW Securities, LLC _____ , as

of December 31 _____ , 20 19 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Managing Member
_____
Title

Ann Keith Horn

Notary Public

ANN KEITH HORN
NOTARY PUBLIC OF CONNECTICUT
Comm. # 177213
My Commission Expires 8/31/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managing Member of
BCW Securities LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCW Securities LLC (the "Company"), as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

PKF O'Connor Davies, LLP

March 16, 2020

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

BCW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	107,123
Prepaid Expenses		14,558
TOTAL ASSETS	**$**	**121,681**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	72,167
Total liabilities		**72,167**
Member's equity		
Member's equity		49,514
Total member's equity		**49,514**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**121,681**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue	
Investment banking income	$ 1,786,487
Finders fees	1,132,791
Advisory fees	202,717
Total Revenue	3,121,995
Expenses	
Commissions	2,185,213
Professional fees	67,455
Rent	23,640
Regulatory and compliance	34,964
Communications	12,137
Other operating expenses	36,732
Total Expenses	2,360,141
Net Income	**$ 761,854**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Member's Equity
Balance at January 1, 2019	$ 227,411
Net Income	761,854
Capital Distributions	(939,751)
Balance at December 31, 2019	$ 49,514

The accompanying notes are an integral part of these financial statements.

-6-

BCW SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net Income	$	761,854
Adjustments to reconcile net income to net cash		
flows provided by/(used in) operating activites:		
(Increase) decrease in operating assets:		
Accounts Receivable		278,406
Prepaid Expenses		(1,448)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(237,638)
Net cash provided by operating activities		801,174
Cash flows from financing activities:		
Capital Distributions		(939,751)
Net cash used in financing activities		(939,751)
Net decrease in cash		(138,577)
Cash, beginning of year		245,700
Cash, end of year	$	107,123

The accompanying notes are an integral part of these financial statements.

-7-

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

BCW Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on February 5, 2008. The Company was organized on April 24, 2007 in the State of Delaware and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group, LLC ("Management"). The Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA") under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Accounts Receivable

Revenues due but not yet received that are expected to be collected within one year are recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment banking success fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been met and collection is assured.

For advisory fees, the Company receives retainers in advance of each transaction's closing or they are paid without a corresponding success fee. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and delivered to and consumed by the customer.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Revenue Recognition (cont'd)

For finders' fees the Company works on behalf of a fund to find potential investors for programs such as the U.S. Citizenship and Immigration Services (USCIS) EB5 Immigrant Investor Program (EB5) or a private equity structure. Once investors are accepted the Company has met its performance obligations to both types of clients and fees are earned at this point in time. The fees that the Company receives for EB5 program investors are based on a percentage of the administrative fee paid by the investor to USCIS and are billed and recognized when USCIS receives the deposit. In addition, if an EB5 investor makes additional investments in a qualified investment the Company receives annual interest on the additional funds. Fees for private equity structures, whose life cycles generally range from 7 to 10 years, are received upon liquidation when the investors' principal is returned and profits realized.

Deferred revenues are reported when monies are received by the Company for services not yet provided. Revenue is recognized, and the deferred revenue liability eliminated, when the services have been rendered and the performance obligation are deemed satisfied.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Management and passed through to its partners. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. As of December 31, 2019, the member's tax years for 2018, 2017 and 2016 are subject to examination by the tax authorities. The Company has evaluated its current tax positions and has concluded that as of December 31, 2019, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through March 16, 2020, which is the date the financial statements were available to be issued.

2) ACCOUNTS RECEIVABLE

The Company uses the allowance method to recognize accounts receivable that may not be collectible. The Company regularly reviews all accounts and determines which are past due and may not be collectible. Any amounts that are written off are charged against the allowance. As of December 31, 2019, there was no accounts receivable balance or allowance for doubtful accounts.

3) INTERCOMPANY RECEIVABLE

As of December 31, 2019, there is no intercompany receivable balance.

4) RELATED PARTY TRANSACTIONS

The Company pays a monthly rent fee to Management. For the year ended December 31, 2019, rent fees paid amounted to $23,640. These expenses have been reflected in the statement of operations in the appropriate category.

5) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2019, there were no uninsured balances.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

As the Company's revenue is derived from private placement transactions, revenue concentration is not uncommon. In 2019, approximately 66% of the Company's revenue was derived from four clients. Further, in the normal course of business, the Company engages in business relationships with new clients. As private placement transactions are typically event driven (ex., acquisition), the firm's largest clients (measured by Company revenue) will change each year.

6) INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws.

These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $34,956 which is $29,956 in excess of required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2019 is 2.06 to 1.

BCW SECURTIES, LLC

SUPPORTING SCHEDULES

DECEMBER 31, 2019

BCW SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 ("SEA")
FOR THE YEAR ENDED DECEMBER 31, 2019

Total member's equity		$	49,514
Non-allowable assets, deductions and charges:			
Prepaid expenses	14,558		
Total non-allowable assets, deductions and charges			14,558
Net capital		$	34,956

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness of $72,167)	$	4,811
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital	$	29,956
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	27,739

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition	$	72,167
Percentage of aggregate indebtedness to net capital		206.45%
Ratio of aggregate indebtedness to net capital		2.06 to 1

There are no material differences between the computation of net capital presented above and the computations of net capital reported by the Company's unaudited form X-17a-5, Part II-A, as filed on January 27, 2020.

BCW SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEA RULE 15c3-3
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO SEA RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2019

The Company carries no customer accounts and does not handle cash or securiites on behalf of its customers and is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report

To the Member of
BCW Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) BCW Securities LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

March 16, 2020

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

BCW Securities LLC

Member FINRA/SIPC
55 Greens Farms Road, Suite 200
Westport, CT 06880
Ph: 203-983-3350
Fax: 203-557-5542
www.rmginvestments.com

BCW Securities, LLC's Exemption Report

BCW Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1 to December 31, 2019 without exception.

BCW Securities, LLC

I, Mark Bernegger, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Mark Bernegger_

Mark Bernegger
Managing Member

Date: February 27, 2020

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